UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 21, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Digital River, Inc.

File No. 0-24643 - CF#24725
_____

Digital River, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 23, 2010, as amended on August 19, 2010.

Based on representations by Digital River, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.25	through September 1, 2011
Exhibit 10.26	through September 1, 2011
Exhibit 10.27	through September 1, 2011
Exhibit 10.28	through September 1, 2011
Exhibit 10.29	through September 1, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Maryse Mills-Apenteng
Special Counsel